FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 527th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated December 27, 2011

2.	Material Announcement — Cemig buys 4.38% of Gasmig from the State of Minas Gerais, dated December 27, 2011

3.	Market Announcement — Cemig places R$1 billion in 1-year Promissory Notes, dated December 29, 2011

4.	Market Announcement — R$1 billion debenture issue: application for registry, dated January 09, 2012

5.	Summary of Principal Decisions of the 528th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated January 11, 2012

6.	Market Announcement — Issue of R$ 1 billion in Promissory Notes, dated January 16, 2012

7.	Notice to Debenture Holders — Payment of Amortization and Interest of the 1st and 2nd Series of the 2nd Debenture Issue, dated January 16, 2012

8.	Market Announcement — Cemig signs annual wage agreement with 8.2% raise, dated January 19, 2012

9.	Summary of Principal Decisions of the 529th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated January 20, 2012

10.	Market Announcement — Cemig GT — 3rd Issuance of Debentures, dated January 9, 2012

11.	Moody’s assigns Baa3/Aa1.br rating to Cemig GT’s R$ 1.0 billion senior, unsecured debentures, dated January 25, 2012

12.	Summary of Minutes of the 526thMeeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2011

13.	Summary of Minutes of the 527th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 27, 2011

14.	Summary of Minutes of the 529th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

		By:	/s/ Luiz Fernando Rolla
			Name:	Luiz Fernando Rolla
			Title:	Chief Officer for Finance and Investor Relations
Date:	February 6, 2012

1.              Summary of Principal Decisions of the 527th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated December 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

At its 527th meeting, held on December 27, 2011, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.         Budget Proposal for January 2012.

2.         Allocation of funds for future capital increase.

3.         Authorization of signature, with the State of Minas Gerais, of the Share Purchase Agreement relating to shares in Companhia de Gás de Minas Gerais – Gasmig.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.               Material Announcement — Cemig buys 4.38% of Gasmig from the State of Minas Gerais, dated December 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig buys 4.38% of Gasmig from the State of Minas Gerais

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, that:

On today’s date the Board of Directors of Cemig authorized the acquisition, from the State of Minas Gerais (“the State”), of 10,781,736 (ten million, seven hundred and eighty-one thousand seven hundred and thirty-six) nominal common shares and 7,132,773 (seven million, one hundred and thirty-two thousand seven hundred and seventy-three) nominal preferred shares in Companhia de Gás de Minas Gerais – Gasmig (“Gasmig”), representing 4.38% of that company’s total share capital, for R$ 67,222,926.00 (sixty-seven million two hundred and twenty-two thousand nine hundred and twenty-six Reais).

This price corresponds to a price per share of approximately R$ 3.75 (three Reais and seventy-five centavos), and is to be adjusted to the amount to be presented by an Independent Valuation Opinion, which will be prepared by a specialized institution, to be chosen and contracted by Cemig.

The acquisition will be conditional, also, on complete transfer of the stockholding in Gasmig, currently held by MGI – Minas Gerais Participações S.A. — to the State, so as to remove any financial burden on Cemig arising from this transaction.

Cemig will keep the market opportunely and appropriately informed on the progress of this matter.

Belo Horizonte, December 27, 2011,

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Market Announcement — Cemig places R$1 billion in 1-year Promissory Notes, dated December 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig places R$ 1 billion in 1-year Promissory Notes

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the BM&FBovespa (São Paulo Stock, Commodities and Futures Exchange), and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On December 28, 2011 Cemig carried out its fourth issue of commercial promissory notes, for public distribution, with restricted placement efforts and firm guarantee of subscription, in accordance with CVM Instruction 476 of January 16, 2009, as amended, in the total amount of R$ 1,000,000,000.00 (1 billion Reais) (“the Offering”).

One hundred (100) commercial promissory notes were issued, with nominal unit value of R$ 10,000,000.00 (ten million Reais) (“the Notes”), maturing December 22, 2012.

The nominal unit value of the Notes will not be updated.

The Notes will be remunerated by interest at 106% (one hundred and six per cent) of the DI rate, calculated and published daily by Cetip S.A. — Mercados Organizados, in the Daily Bulletin published on its web site (http://www.cetip.com.br).

The Issue was approved by the meeting of the Board of Directors of December 6, 2011.

The funds raised by the Offering will be used for acquisition of assets, and replenishment of Cemig’s cash position following the investments made by the Company.

The lead manager of the Offering was BB — Banco de Investimento S.A.

Belo Horizonte, December 29, 2011,

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.              Market Announcement — R$1 billion debenture issue: application for registry, dated January 09, 2012

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

MARKET ANNOUNCEMENT

R$ 1 billion debenture issue: application for registry

Cemig Geração e Transmissão S.A. (“Cemig GT” or “The Company”), a listed company, subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”), hereby publicly informs the Brazilian Securities Commission (CVM), BM&FBovespa S.A (the São Paulo Stock, Commodities and Futures Exchange), and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On January 9, 2012, the following application for registry of a public offering was submitted for prior analysis to Anbima (the Brazilian Association of Financial and Capital Markets Organizations), in accordance with the Anbima Code of Regulations and Best Practices:

Application for registry of a public offering, under the regime of best placement efforts, of up to 1,000,000 (one million) unsecured, nominal, book-entry debentures, not convertible into shares, with nominal unit value of R$ 1,000.00 (one thousand Reais) on the date of issue, namely February 15, 2012 (“the Issue Date”), in up to 3 series, representing a total of up to R$ 1,000,000,000.00 (one billion Reais) on the Issue Date, to be carried out under CVM Instruction 400, and CVM Instruction 471 of August 8, 2008 (“the Offering”), such amount to exclude any supplementary debentures as may be issued in accordance with the terms of Article 24 of CVM Instruction 400, of December 29, 2003, as amended (“CVM Instruction 400”) and any additional debentures that may be issued in accordance with the terms of Paragraph 2 of CVM Instruction 400 (“the Debentures”).

The Debentures of the first series will have maturity 5 (five) years from the Issue Date, thus maturing on February 15, 2017; the Debentures of the second series will mature 7 (seven) years from the Issue Date, on February 15, 2019; and the Debentures of the third series will mature 10 (ten) years from the Issue Date, on February 15, 2022.

The existence and number of Debentures to be placed in each series will be decided in accordance with investors’ demand for the Debentures, as ascertained in a bookbuilding procedure carried out using the “communicating vessels” system.

The Offering shall commence only after: (a) concession by the CVM of the registry of the Offering; (b) publication of the advertisement announcing commencement of the Offering, and (c) the final prospectus of the Offering being made available to investors.

A Market Announcement with the remaining characteristics of the Debentures and of the Issue will be published at the appropriate time.

Belo Horizonte, January 09, 2012.

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.              Summary of Principal Decisions of the 528th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated January 11, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of principal decisions

At its 528th meeting, held on January 11, 2012 and January 20, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.   Orientation of vote in a meeting of the Board of Directors of Cemig Telecomunicações S.A. — CemigTelecom.

2.   Signature, as consenting party, of an amendment to the working agreement between Copasa (Companhia de Saneamento de Minas Gerais) and Cemig GT.

3.   Orientation of vote in meetings of the Board of Directors of Light S.A..

4.   Triângulo Project.

Av.Barbacena 1200   Santo Agostinho  30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.   Market Announcement  — Issue of R$ 1 billion in Promissory Notes, dated January 16, 2012

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

MARKET ANNOUNCEMENT

Issue of R$ 1 billion in Promissory Notes

Cemig Geração e Transmissão S.A. (“Cemig GT” or “The Company”), a listed company, subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”), hereby publicly informs the Brazilian Securities Commission (CVM), BM&FBovespa S.A (the São Paulo Stock, Commodities and Futures Exchange), and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

On January 13, 2012 Cemig GT completed its 4th issue of commercial promissory notes, in the total amount of R$ 1,000,000,000.00 (one billion Reais) (“the Offering”).

The issue was for public distribution, with restricted placement efforts, under the regime of firm guarantee, in accordance with CVM Instruction 476 of January 16 2009, as amended.

One hundred (100) Promissory Notes were issued, each with nominal unit value of R$ 10,000,000.00 (ten million Reais) (“the Promissory Notes”), with maturity on July 11, 2012.

The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory notes will be remunerated by interest as follows: (i) 103% of the over extra grupo one-day DI (Interbank Deposit) Rate, calculated and published daily by Cetip S.A. — Mercados Organizados in the daily bulletin on its website (http://www.cetip.com.br) (“the DI Rate), expressed as a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, from the date of issue to the 60th day from the issue date, exclusive; (i) 104% of the DI Rate from the 60th day to the 120th day, exclusive;  and (iii) 105% of the DI Rate from the 120th day to the 180th day, inclusive.

The Promissory Notes have the guarantee of Companhia Energética de Minas Gerais – Cemig (“the Guarantee”, and “the Guarantor”, respectively).

The issue of the Promissory Notes was approved by a meeting of the Board of Directors of the Issuer, and the Guarantee was approved by a meeting of the Board of Directors of the Guarantor, both meetings taking place on December 6, 2011.

Use of proceeds of the Offering was for payment of part of the debt corresponding to the first series of the Company’s second issue of non-convertible debentures, with maturity on January 15, 2012.

HSBC Corretora de Títulos e Valores Mobiliários S.A. was the Lead Manager of the Offering.

Belo Horizonte, January 16, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200     Santo Agostinho     30190-131 Belo Horizonte, MG     Brazil     Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.   Notice to Debenture Holders — Payment of Amortization and Interest of the 1st and 2nd Series of the 2nd Debenture Issue, dated January 16, 2012

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY — CVM Nº 02032-0

CNPJ/MF 06.981.176/0001-58 — NIRE Nº 313000020550

NOTICE TO DEBENTURE HOLDERS

Payment of Amortization and Interest of the

1st and 2nd Series of the 2nd Debenture Issue

A Cemig Geração e Transmissão S.A. (“the Company”) advises holders of the debentures in circulation of the Company’s 2nd Issue, in 1st and 2nd Series (“the Debenture Holders”) that it will make payment of amortization and interest on January 16, 2012, as follows:

Event	Asset	Unit Price, R$		Quantity	Amount in R$
Amortization	CMTR12	R$	10,000.00	156,600	1,566,000,000.00
Interest	CMTR12	R$	1,260.392380	156,600	197,377,446.71
Interest	CMTR22	R$	862.664848	113,400	97,826,193.76

Belo Horizonte, January 16, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200     Santo Agostinho     30190-131 Belo Horizonte, MG     Brazil     Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.     Market Announcement — Cemig signs annual wage agreement with 8.2% raise, dated January 19, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig signs annual wage agreement with 8.2% raise

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, and its commitment to best corporate governance practices, informs the public as follows:

In December 2011 Cemig signed its Collective Employment Agreement (ACT) for the 2011—12 period, with all the Union Entities that represent its employees.

The agreement includes a salary increase of 8.2%.

A Specific Collective Agreement was also signed for the payment of Sharing in Profits and Results, valid for two years, obeying the targets agreed between the Company and the employees.

In relation to the result for 2011, this agreement provides for distribution of a total of R$ 200 million, if 100% of the agreed targets are met.

Cemig reaffirms its commitment to invest in its human capital, through training and skill acquisition, to keep its employees fully and appropriately prepared and qualified for the challenges of the corporation’s growth, and through a policy that incentivates performance focused on operational efficiency, allied to high standards of technology.

Belo Horizonte, January 19, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.              Summary of Principal Decisions of the 529th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated January 20, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of principal decisions

At its 529th meeting, held on January 20, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.     Concession of guarantees to the issue of Debentures by Cemig GT.

Av.Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.          Market Announcement – Cemig GT – 3rd Issuance of Debentures, dated January 9, 2012

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

Av. Barbacena 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho

CEP 30190-131

Belo Horizonte, Minas Gerais, Brazil

ISIN Code of the First Series: BRCMGTDBS047

ISIN Code of the Second Series: BRCMGTDBS054

ISIN Code of the Third Series: BRCMGTDBS062

Risk rating: Aa1.br — Moody’s Latin America

MARKET ANNOUNCEMENT

CEMIG GERAÇÃO E TRANSMISSÃO S.A., a Brazilian corporation registered with the CVM (the Brazilian Securities Commission) (“CVM”), and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – CEMIG, with head office at Avenida Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais State, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 06.981.176/0001-58 (“the Issuer” or “the Company”); and

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution with head office at Avenida Brigadeiro Faria Lima 3064, 2nd floor, São Paulo, São Paulo State, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 58.229.246/0001-10 (“the Lead Manager”); and

BANCO BTG PACTUAL S.A., A financial institution with head office at Avenida Brigadeiro Faria Lima 3729, 9th floor, São Paulo, São Paulo State, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 30.306.294/0002-26 (“BTG Pactual”); and

BANCO DO NORDESTE DO BRASIL S.A., a financial institution with head office at Avenida Pedro Ramalho 5700, Bloco C1 Superior, Fortaleza, in the state of Ceará, Brazil, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 07.237.373/0001-20 (“BNB”)

(when referred to jointly with the Lead Manager and BTG Pactual, “the Managers”),

— in accordance with the terms of:

• Article 53 of CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”),

• CVM Instruction 471 of August 8, 2008, as amended (“CVM Instruction 471”),

• the Agreement between the CVM and the Brazilian Association of Financial and Capital Market Entities (“Anbima”) of August 20, 2008, as amended, and

• the Anbima Code of Banking and Investment Regulation and Best Practices —

hereby inform the public that:

The application for analysis, by the simplified procedure, of the public distribution of up to 1,000,000 (one million) unsecured, nominal, book-entry debentures not convertible into shares, of the Company’s third issue, with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (“the Offering” or “the Issue”, and “the Debentures”, respectively), comprising a total amount of up to R$ 1,000,000,000.00 (one billion Reais), on the Issue Date, without taking into account the Supplementary Debentures and the Additional Debentures, was filed with Anbima on January 9, 2012.

In this document, terms beginning with capital letters shall have the meanings attributed to them herein, even if subsequently to their use.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1. CORPORATE AUTHORIZATIONS

1.1. Corporate authorizations by the Issuer

At a meeting of the Board of Directors of the Company on January 20, 2012 (“the Issue Board Meeting”) the following matters were decided:

(i)	approval of the Issue and of its terms and conditions; and
(ii)

authorization for the Executive Board of the Company to carry out all the acts necessary for putting into effect the decisions made at the Issue Board Meeting, including signature of all the documents that are indispensable to carrying out the Issue, which include the amendment to the Issue Deed which will ratify the result of the Bookbuilding Procedure, at all times complying with Article 59 of Law 6404 of December 15, 1976, as amended (“the Corporate Law “).

The Minutes of the Issue Board Meeting will be duly filed with the Commercial Board of Minas Gerais State (“JUCEMG”) and published in the Official Gazette of Minas Gerais State and in the newspaper “O Tempo”, in accordance with the Corporate Law.

1.2. Corporate authorization by the Guarantor

At a meeting of the Board of Directors of the Companhia Energética de Minas Gerais – CEMIG (Guarantor) held on January 20, 2012 (“the Guarantee Board Meeting”), the provision by the Guarantor of a surety was approved, in accordance with the terms of sub-clause “d” of Clause 17 of its Bylaws. The minutes of the Guarantee Board Meeting will duly be filed at JUCEMG and published in the Official Gazette of State of Minas Gerais and in the newspaper “O Tempo”, in accordance with the Corporate Law.

2. CHARACTERISTICS OF THE ISSUE

2.1. Number of the Issue

The Offering is the third issue by the Issuer of Debentures for public distribution.

2.2. Total Amount of the Issue

The total amount of the issue will be up to R$ 1,000,000,000.00 (one billion Reais), on the Issue Date, (“the Total Amount of the Offering”) without taking into account the Supplementary Debentures and the Additional Debentures.

2.3. Number of Debentures and Number of Series

2.3.1. The Issue will comprise up to 1,000,000 (one million) Debentures, without taking into account the Supplementary Debentures and the Additional Debentures. The number of Debentures to be issued will be decided in accordance with the demand for the Debentures by investors, as ascertained in a Bookbuilding Procedure, in accordance with Item 2.6 below.

2.3.2. The Issue will be effected in three Series: in this document, debentures distributed as part of the first Series are referred to as “Debentures of the First Series”; debentures distributed as part of the second Series are referred to as “Debentures of the Second Series”; and debentures distributed as part of the third Series are referred to as “Debentures of the Third Series”; while Debentures of the First, Second and Third Series are referred to jointly as “Debentures”. The existence and the quantity of Debentures to be allocated to each series of the Issue will be decided in accordance with the demand for the Debentures by investors, as ascertained in a Bookbuilding Procedure using the “communicating vessels” system, in accordance with Item 2.6 below.

2.4. Surety Guarantee

In guarantee of faithful, punctual and full payment of the Debentures, the Guarantor has given a surety guarantee in favor of the Debenture Holders, represented by the Fiduciary Agent (“the Guarantee”), committing itself, through the Issue Deed and in the best form of law, as joint debtor and principal payer of all the amounts payable by the Issuer under the terms of the

Issue Deed, until final settlement of the Debentures, and also the applicable arrears charges and the other pecuniary obligations specified in the Issue Deed, including but not limited to the amounts payable to the Fiduciary Agent under Article 822 of Law 10406 of January 10, 2002, as amended (“the Civil Code”). The Guarantor has expressly waived the benefits of order, rights and options for exemption of any nature specified in Article 333, sole sub-paragraph, and Articles 366, 821, 827, 830, 834, 835, 837, 838 and 839, of the Civil Code, and Articles 77 and 595 of Law 5869 of January 11, 1973, as amended.

2.5. Allocation of the Proceeds

2.5.1. The net proceeds obtained by the Issuer through the paying-in of the Debentures shall be allocated to redemption of the 100 (one hundred) Promissory Notes of the Fourth Issue, issued on January 13, 2012, for their nominal unit value of R$ 10,000,000.00 (ten million Reais) augmented by the Remuneratory Interest corresponding to:

(i)

103% (one hundred and three per cent) of the Over DI Rate, applied to the nominal unit value of each commercial promissory note, from the date of issue up to the date of effective redemption, if such redemption takes place by the 60th (sixtieth) calendar day from the date of the issue of the commercial promissory notes(exclusive);

(ii)

104% (one hundred and four per cent) of the Over DI Rate, applied to the nominal unit value of each commercial promissory note, from the last payment date of the remuneratory interest up to the date of the actual redemption, if such redemption takes place between the 60th (sixtieth) calendar day from the date of issue of the commercial promissory notes (inclusive) and the 120th (one hundred and twentieth) calendar day from the date of issue of the commercial promissory notes (exclusive); and

(iii)

105% (one hundred and five per cent) of the Over DI Rate, applied to the nominal unit value of each commercial promissory note, from the last date of payment of the remuneratory interest up to the date of the actual redemption, if such redemption takes place between the 120th (one hundred and twentieth) calendar day from the date of issue of the commercial promissory notes (inclusive) and the 180th (one hundred and eightieth) calendar day from the date of issue of the commercial promissory notes(exclusive).

The net proceeds obtained by the Issuer from the paying-in of the commercial promissory notes of its 4th issue were used for payment of the first series of the Company’s debentures of the second issue, which matured on January 15, 2012.

2.5.2. If the net funds obtained by the Issuer from the paying-in of the Debentures are not sufficient for full redemption of the commercial promissory notes of the Company’s Fourth Issue, the Issuer may use its own funds and carry out full redemption of these securities or, also, it may opt to effect early redemption of only part of the said commercial promissory notes, in proportion to the funds raised by this Offering.

2.6. Bookbuilding Procedure (Collection of Investment Intentions)

2.6.1. The Managers will organize a procedure of collection of investments intentions, in accordance with Paragraphs 1 and 2 of Article 23, and Article 44 of CVM Instruction 400, without receipt of reservations, without minimum or maximum lots, for checking, with investors, of the demand for the Debentures at different levels of interest rates (the “Bookbuilding Procedure”), so as to decide the issuance of each one of the series of the Issue and, in the event that issuance of the Debentures of the First Series, of the Debentures of the Second Series and/or of the Debentures of the Third Series is confirmed, to decide, in common agreement with the Issuer:

(i)             the quantity of Debentures to be allocated to each series of the Issue, in the terms of Item 3.7.1.1 of the Issue Deed;

(ii)          the final rate of the Remuneratory Interest of the First Series in the terms of Item 4.2.2 of the Issue Deed;

(iii)       the final rate of the Remuneratory Interest of the Second Series in the terms of Item 4.3.2 of the Issue Deed, and

(iv)      the final rate of the Remuneratory Interest of the Third Series in the terms of Item 4.3.3 of the Issue Deed.

2.6.2. The number of Debentures to be allocated to each series of the Issue will be decided in accordance with the demand for the Debentures from investors, as ascertained in the Bookbuilding Procedure, and allocation of the Debentures between the series of the Issue will take place using the “communicating vessels” system, and investors may, when participating in the Bookbuilding Procedure:

(i)             make the validity of their orders for Debentures of the Second Series and/or the Third Series conditional on maintenance of the registry of the series in the Fixed Income Novo Mercado, if applicable; and

(ii)          if the condition specified in item (i) exists, request re-allocation of their order for Debentures of the Second Series and/or the Third Series to any Series of the Issue that does maintain its registry with the Fixed Income Novo Mercado, in the event that the series originally demanded loses its registry in the Fixed Income Novo Mercado, if applicable.

In the terms of Item 3.6.7 of the Issue Deed, there will be the possibility of partial distribution of the Debentures, subject to the requirement that for the issuance of the Debentures of the Third Series there must be demand from investors sufficient for the issues of the Minimum Amount of the Third Series, without taking into account the Supplementary Debentures and the Additional Debentures. Placement of the Debentures of the First Series and of the Debentures of the Second Series will not be conditional upon any minimum demand from investors.

2.6.3 At the end of the Bookbuilding Procedure, the Issuer will ratify the issuance of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series, and also the remuneration and the quantity of Debentures of each one of the series of the Issue, through an amendment to the Issue Deed, which will be filed with JUCEMG and registered in the competent Notaries’ Offices for Registry of Securities and Documents, in the terms of Clause V of the Issue Deed, without the need for a new corporate approval by the Issuer or the holding of a General Meeting of Debenture Holders, in the terms of the Issue Board Meeting.

2.6.4. The following may participate in the Bookbuilding Procedure: Investors of the target public of the Offering, including (i) stockholders, controlling stockholders or managers of the Issuer; (ii) controlling stockholders or managers of any of the Managers; (iii) other persons linked to the Offering; or (iv) spouses, personal partners, relations of prior generations, descendants or relations of the same generation up to the second degree, of any of the people referred to in items (i) to (iii) above (jointly, “Related Parties”), who may subscribe Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series up to the limit of 15% (fifteen per cent) of the total of Debentures. If an excess of demand takes place that is greater than 1/3 (one-third) of the Debentures, placement of Debentures with investors who are Related Parties will not be permitted, and the investment intentions presented by investors who are Related Parties shall automatically be cancelled, in accordance with Article 55 of CVM Instruction 400.

2.6.4.1. As specified in the sole sub-paragraph of Article 55 of CVM Instruction 400, the prohibition on placement specified in Article 55 of CVM Instruction 400 will not apply to the financial institution(s) contracted as Market Maker(s), since the right to subscribe and the maximum quantity of securities to be subscribed are published in the section “Information on the Offering — Liquidity Guarantee Contract” on page 76 of the Preliminary Prospectus.

Potential investors should be aware that participation in the Bookbuilding Procedure by investors who are considered to be Related Parties may cause inappropriate formation of the final rate of remuneration of the Debentures and have an adverse impact on the liquidity of the Debentures in the secondary market. For additional information, potential investors should read the risk factor “Participation in the Offering by investors who are considered to be Related Parties may cause inappropriate formation of the final remuneration rate of the Debentures, and could have an adverse effect on the liquidity of the Debentures in the secondary market” in the section “Risk factors related to the Offering” on page 91 of the Preliminary Prospectus.

2.7. Increase of the Offering

2.7.1. Under Article 24 of CVM Instruction 400, the quantity of Debentures initially offered, without considering the Additional Debentures, may be increased by up to 15% (fifteen per cent), that is to say by up to 150,000 (one hundred and fifty thousand) Supplementary Debentures (“Supplementary Debentures”), for the purpose of meeting any excess demand that occurs during the course of the Offering, according to an option granted by the Issuer to the Managers in the Distribution Contract, which may be exercised by the Managers only in common agreement with the Issuer, up to the date of publication of the Commencement Announcement (“the Commencement Announcement”). At the option of the Managers and of the Issuer, depending on what takes place in the Bookbuilding Procedure, the Supplementary Debentures may be Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series.

2.7.2. Under Paragraph 2 of Article 14 of CVM Instruction 400, the Issuer may increase the quantity of Debentures in relation to the quantity initially offered, without taking into account the Supplementary Debentures, by up to 20% (twenty per cent), that is to say, by up to 200,000 (two hundred thousand) Additional Debentures (“Additional Debentures”), without the need for a new application for registry to the CVM, up to the date of publication of the Commencement Announcement. At the option of the Managers and of the Issuer, as ascertained by the Bookbuilding Procedure, the Additional Debentures may be Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series.

2.7.3. If there is an increase in the quantity originally offered, as provided for above, the Issue Deed shall be adjusted so as to reflect the Quantity of Debentures in fact issued, through signature of an amendment to the Issue Deed, which shall be filed with JUCEMG and registered in the competent Notaries’ Offices for Registry of Securities and Documents, in the terms of Clause V of the Issue Deed, without the need for a new corporate approval by the Issuer or holding of a General Assembly of Debenture Holders, in the terms of the Issue Board Meeting.

2.8. Mandated Bank and Bookkeeping Institution

The mandated bank and depositary institution of the Debentures is Banco Bradesco S.A., a financial institution with head office in the City of Osasco, São Paulo State, at Cidade de Deus, s/nº, CEP 06029-900 Vila Yara, registered in the CNPJ/MF under No. 60.746.948/0001-12 (“the Mandated Bank” or “the Depositary Institution”), and this definition includes any such other institution as may come to succeed the Mandated Bank and/or the Bookkeeping Institution in the provision of the services specified in this item).

2.9. Placement Regime

The Managers shall make the public placement of the Debentures under the regime of best placement efforts, subject to the terms of the “Contract for Management, Placement and Public Distribution, under the Regime of Best Placement Efforts, of Unsecured Debentures not Convertible into Shares, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A.”, signed between the Company and the Managers (“the Distribution Contract”) on January 25, 2012.

2.10. Registry for Distribution and Trading:

The Debentures will be duly registered for: (i) distribution in the primary market through the SDT — Securities Distribution Module, managed and operated by CETIP, with the financial settlement of the distribution taking place in CETIP; and (ii) trading in the secondary market through (a) the SND — National Debentures Module (“SND”), managed and operated by CETIP, with the trades being settled and the Debentures electronically held in custody in CETIP, and (b) the BOVESPAFIX System (“Bovespa Fix”), administered and operated by BM&FBOVESPA, the trades being settled and the Debentures being held in custody at BM&FBOVESPA.

2.11. Distribution Plan

Subject to the provisions of the applicable regulations, the Managers shall carry out the public distribution of the Debentures in accordance with a distribution plan adopted in harmony with the provisions of Paragraph 3 of Article 33 of CVM Instruction 400, so as to ensure:

(i)	that the treatment given to investors is fair and equitable;
(ii)	that the investment is appropriate to the risk profile of their clients; and
(iii)

that the sales representatives of the institutions participating in the distribution consortium receive in advance a copy of the preliminary prospectus and of the final prospectus, with minimal information on the Issuer and the Offering, in accordance with CVM Instruction 400 (“the Preliminary Prospectus”, “the Final Prospectus”, jointly “Prospectuses”), for obligatory reading and that their questions can be fully answered by a person designated by the Managers.

The Distribution Plan shall be set in the following terms:

(i)                      After the filing of the application for prior analysis by Anbima and before the granting of the registry of the Offering by the CVM, the Managers shall make available to the public the Preliminary Prospectus, preceded by publication of this Notice to the Market, but there shall be no receipt by the Managers of reservations for subscription of Debentures.

The “Roadshow” shall be carried out as determined by the Managers in common accord with the Issuer, and during it the Preliminary Prospectus will be distributed;
(ii)	After the Roadshow, and as determined by the Managers in common agreement with the Issuer, the Managers shall start the Bookbuilding Procedure, as specified in item 2.6 above.
(iii)

When the Bookbuilding Procedure has been completed, the Managers shall consolidate the proposals of the investors for subscription of the Debentures, and also allocate the number of Debentures in each series of the Issue.

(iv)	Once the final remuneration of the Debentures has been determined, the documents relating to the Offering will be re-presented to the CVM.
(v)	After the Registry of the Offering with the CVM has been obtained, the respective Commencement Announcement will be published.
(vi)	No type of discount shall be given by the Managers to investors interested in acquiring the Debentures.
(vii)	There shall be no preference for subscription of the Debentures for the present stockholders of the Issuer.
(viii)	There shall be no advance reservations, nor minimum or maximum lots of subscription of the Debentures.
(ix)

The target public of the Offering is made up of investors that are resident, domiciled or have their head office in Brazil, investment clubs, investment funds, managed portfolios, entities that are managers of third party funds registered with the CVM, entities authorized to function by the Brazilian Central Bank, condominiums whose purpose is investment in securities registered with the CVM and/or with the BM&FBOVESPA, pension funds, open or closed private pension fund or annuity entities and insurers, and investors considered to be institutional or qualified, in the terms of CVM Instruction 409 of August 18, 2004, as amended, at all times taking into account the risk profile of the parties to which the Offering is addressed.

(x)

The Managers shall make their best efforts for the Debentures of the Second Series and/or the Debentures of the Third Series to be subscribed and paid-in by at least 10 (ten) investors, with maximum individual participation of 20% (twenty per cent) of the total value of the Issue, taking into account such Supplementary Debentures and Additional Debentures as are in fact issued, in accordance with the ANBIMA Fixed Income Code (“ANBIMA Fixed Income Code”).

Notwithstanding the provision in Sub-clause (x) above, if the Debentures of the Second Series and/or the Debentures of the Third Series are not subscribed and paid-in by at least 10 (ten) investors, or if the individual participation of any investor is greater than 20% (twenty per cent) of the total amount of the Issue, the Offering will not have the ANBIMA Fixed Income Novo Mercado Seal.

For more information on the plan for distribution of the Debentures, see the section “Information on the Offering — Conditions of the Distribution Contract — Distribution Plan” on Page 72 of the Preliminary Prospectus.

2.12. Cancellation, Suspension, Revocation or Alterations of the Terms and Conditions of the Offering

2.12.1. In the event of the Offering being cancelled, revoked or suspended, news of this fact must be immediately published at least by the same media used for the publication of the Commencement Announcement and the Notice to the Market. Investors that have already accepted the Offering, in the event of its suspension, shall have the right to revoke their acceptance in up to 5 (five) Business Days from the respective communication. The following shall have the right to full restitution, without addition of interest or monetary updating, and with deduction of amounts of applicable taxes and charges, if any, of the amount given as counterpart for the Debentures, within 5 (five) Business Days of their statement of position, in accordance with the terms of the Distribution Contract and of the Prospectuses:

(a)	all investors that had already accepted the Offering, in the event of its cancellation or revocation; and
(b)	all investors that had revoked their acceptance within the period specified above, in the event of suspension of the Offering.

2.12.1.1. The provision of Item 2.12.1 above applies, also, as the case may be, to investors that make their adhesion conditional upon the public distribution of the Debentures at the time of signature of the respective subscription slips, if that condition is not satisfied at the time of the closing of the public distribution of the Debentures.

2.12.2. Any modification in the terms and conditions of the Issue and of the Debentures, under the provisions of the Distribution Contract, must be immediately published at least by the same media used for the publication of the Notice to the

Market and the Commencement Announcement, and the Managers must take care to certify, at the moment of receipt of the acceptances of the Offering, that the party making the commitment is aware that the original Offering has been changed and that such party is aware of the new conditions. In this case, those investors that had already adhered to the Offering must be directly advised about the alteration of the terms and conditions of the Debentures, so that they may confirm, within 5 (five) Business Days from receipt of the communication, their interest in maintaining the declaration of acceptance and its maintenance shall be presumed in the event of silence. If after being notified the Investors decide to revoke their acceptance of the Offering, they must have restituted to them, without the addition of interest or monetary updating, and with deduction of the amounts relating to the taxes and charges applicable, if any, the amount given in counterpart for the Debentures, within 5 (five) Business Days from their statement of position.

2.12.3. In the case of restitution of the amounts in the terms described above, the investors must provide a receipt of quittance to the Managers in relation to the amounts restituted.

2.13. Target public

The target public of the Offering is made up of investors that are resident, domiciled or have their head office in Brazil, investment clubs, investment funds, managed portfolios, entities that are managers of third party funds registered with the CVM, entities authorized to function by the Brazilian Central Bank, condominiums whose purpose is investment in securities registered with the CVM and/or with the BM&FBOVESPA, pension funds, open or closed private pension fund or annuity entities and insurers, and investors considered to be institutional or qualified, in the terms of CVM Instruction nº 409, of August 18, 2004, as amended, at all times taking into account the risk profile of the parties to which the Offering is addressed.

3. CHARACTERISTICS OF THE DEBENTURES

3.1. Issue Date

For all effects and purposes, the issue date of the Debentures will be February 15, 2012 (“the Issue Date”).

3.2. Convertibility

The Debentures shall not be convertible into shares.

3.3. Type

The Debentures shall be of the unsecured type.

3.4. Form

The Debentures shall be nominal and book-entry Debentures, without the issuance of deposits or certificates.

3.5. Nominal Unit Value

The nominal unit value of the Debentures is R$ 10,000,000.00 (ten million Reais) (“the Nominal Unit Value”), on the Issue Date.

3.6. Tenor and Maturity Date:

The Debentures of the First Series shall have tenor of 5 (five) years from the Issue Date, with maturity on February 15, 2017 (“the Maturity Date of the First Series”). The Debentures of the Second Series shall have a period of maturity of 7 (five) years from the Issue Date, with maturity on February 15, 2019 (“the Maturity Date of the Second Series”). The Debentures of the Third Series shall have tenor of 10 (ten) years from the Issue Date, with maturity on January 15, 2022 (“the Maturity Date of the Third Series”). The Issuer undertakes, on the Maturity Date of the First Series, the Maturity Date of the Second Series, and the Maturity Date of the Third Series, to make settlement of such Debentures of the First Series, Debentures of the Second Series, and Debentures of the Third Series, respectively, as are still in circulation, with their consequent cancellation. The Issuer shall effect such settlement of the Debentures as follows:

(i)                   the Debentures of the First Series shall be settled by payment of their Nominal Unit Value, plus the Remuneratory Interest of the First Series;

(ii)              the Debentures of the Second Series shall be settled by payment of their Balance of Nominal Unit Value, plus the Remuneration of the Second Series; and

(iii)          the Debentures of the Third Series shall be settled by payment of their Balance of Nominal Unit Value, plus the Remuneration of the Third Series.

3.7. Remuneration of the Debentures of the First Series

The Adventures of the First Series will be remunerated as follows.

3.7.1. Monetary updating. The Nominal Unit Value of the Debentures of the First Series will not be updated.

3.7.2. Remuneratory Interest: Remuneratory interest corresponding to 100% (one hundred per cent) of the accumulated variation of the average daily “over extragrupo” rates for one-day Interbank Deposits (“the  DI Rate”) in the form of a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br) shall apply to the Nominal Unit Value of the Debentures of the First Series.  This rate is to be capitalized by a spread, to be defined in accordance with the Bookbuilding Procedure, of a maximum of 1.20% (one point two zero per cent) per year. The resulting amount is defined as “the Remuneratory Interest of the First Series”. The final rate to be used for the purposes of calculation of the Remuneratory Interest of the First Series, once decided in accordance with the Bookbuilding Procedure specified in Item 2.6 above, will be ratified by an amendment to the Issue Deed, which will be filed with JUCEMG and registered in the competent Notaries’ Offices for Registry of Securities and Documents, in the terms of Clause V of the Issue Deed, without the need for a new corporate approval by the Issuer or holding of a General Meeting of Debenture Holders, in the terms of the Issue Board Meeting. The Remuneratory Interest of the Second Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the First Series, as the case may be) up to the date of its actual payment, and shall be paid on each Payment Date of the Remuneratory Interest of the First Series (or on an early settlement date resulting from

(i)	early maturity of the Debentures of the First Series due to the occurrence of one of the Default Events, or
(ii)	early redemption of the Debentures of the First Series due to non-availability of the DI “over” Rate, in the terms of Item 4.2.2.7 of the Issue Deed).

The calculation of the Remuneratory Interest of the First Series shall obey the formula specified in item 4.2.2.3 of the Issue Deed.

3.8. Remuneration of the Debentures of the Second Series and the Debentures of the Third Series

The Debentures of the Second Series and the Debentures of the Third Series will be remunerated as follows.

3.8.1. Monetary updating. The Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Second Series and the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Third Series will be updated by the variation of the IPCA, calculated and published by the IBGE, from the Date of Issue (or the immediately prior Date of Amortization of the Second Series or Date of Amortization of the Third Series, as the case may be) up to the date of its actual payment (“the Monetary Updating”), and the product of the Monetary Updating shall automatically be incorporated into the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Second Series or into the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Third Series, as the case may be. The Monetary Updating for the Debentures of the Second Series and the Monetary Updating for the Debentures of the Third Series will be paid, together with the Nominal Unit Value, with the frequency specified in Sub-items 3.9.2 and 3.9.3 below (or on any date of early settlement resulting (i)

from early maturity of the Debentures of the Second Series or of the Debentures of the Third Series, as the case may be, due to the occurrence of one of the Default Events, or (ii) from early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Second Series or for the Debentures of the Third Series, as the case may be, the holders of which request the Obligatory Early Redemption); or (iii) early redemption of the Debentures of the Second Series or of the Debentures of the Third Series, as the case may be, due to non-availability of the IPCA Index, in the terms of Item 4.3.1.5 of the Issue Deed.) The Monetary Updating for the Debentures of the Second Series and the Monetary Updating for the Debentures of the Third Series shall be calculated according to the formula described in item 4.3.1.2 of the Issue Deed.

3.8.2. Remuneratory Interest of the Second Series: Remuneratory Interest shall apply to the Nominal Unit Value (or the Balance of the Nominal Unit Value, as the case may be) of the Debentures of the Second Series, updated by the Monetary Updating, corresponding to a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, to be decided in accordance with the Bookbuilding Procedure, and in any case limited to 6.90% (six point nine per cent) per year (“Remuneratory interest of the Second Series” and, together with the Monetary Updating, “Remuneration of the Second Series”). The final Rate of the Remuneratory Interest of the Second Series, once it has been defined in accordance with the Bookbuilding Procedure specified in item 2.6 above, shall be ratified by amendment to the Issue Deed, which shall be filed with JUCEMG and registered by the Competent Notaries’ Offices for Registry of Securities and Documents, in accordance with Clause V of the Issue Deed, without any need for a new corporate approval by the Issuer or the holding of a General Assembly of Debenture Holders, in accordance with the Issue Board Meeting. The Remuneratory Interest of the Second Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Second Series, as the case may be) up to the date of its actual payment, and shall be paid on each Payment Date of the Remuneratory Interest of the Second Series (or on an early settlement date resulting from

(i)	early maturity of the Debentures of the Second Series due to the occurrence of one of the Default Events, or
(ii)	early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Second Series whose holders request the Obligatory Early Redemption) or
(iii)

early redemption of the Debentures of the Second Series due to non-availability of the IPCA Index, in the terms of Item 4.3.1.5 of the Issue Deed.) The Remuneratory Interest of the Second Series shall be calculated based on the formula contained in item 4.3.4 of the Issue Deed.

3.8.3. Remuneratory Interest of the Third Series: Remuneratory Interest shall apply to the Nominal Unit Value (or the Balance of the Nominal Unit Value, as the case may be) of the Debentures of the Third Series, updated by the Monetary Updating, corresponding to a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, to be decided in accordance with the Bookbuilding Procedure, and in any case limited to 7.30% (seven point three zero per cent) (“The Remuneratory Interest of the Second Series”) and, jointly with the Monetary Updating, “the Remuneration of the Second Series”). The final Rate of the Remuneratory Interest of the Third Series, once it has been defined in accordance with the Bookbuilding Procedure specified in item 2.6 of the Issue Deed, shall be ratified by amendment to the Issue Deed, which shall be filed with JUCEMG and registered by the Competent Notaries’ Offices for Registry of Securities and Documents, in accordance with Clause V of the Issue Deed, without any need for a new corporate approval by the Issuer or the holding of a General Assembly of Debenture Holders, in accordance with the Issue Board Meeting. The Remuneratory Interest of the Second Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Second Series, as the case may be) up to the date of its actual payment, and shall be paid on each Payment Date of the Remuneratory Interest of the Second Series (or on an early settlement date resulting from

(i)	early maturity of the Debentures of the Third Series due to the occurrence of one of the Default Events, or
(ii)	early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Third Series whose holders request the Obligatory Early Redemption) or
(iii)	early redemption of the Debentures of the Third Series due to non-availability of the IPCA Index, in the terms of Item 4.3.1.5 of the Issue Deed).

The Remuneratory Interest of the Third Series shall be calculated based on the formula contained in item 4.3.4 of the Issue Deed.

3.9. Amortization of the Nominal Unit Value

3.9.1. The full amortization of the Nominal Unit Value of the Debentures of the First Series shall be made in a single payment, on the Maturity Date of the First Series.

3.9.2. The Nominal Unit Value of the Debentures of the Second Series will be amortized in 2 (two) equal consecutive annual installments, duly updated by the Monetary Updating, starting from the 6th (sixth) year counted from the Issue Date, as per the following table (each of these dates being an “Amortization Date of the Second Series”):

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized
February 15, 2018	50.00%
February 15, 2019	50.00%

(*) The Nominal Unit Value presented here is referenced to the Issue Date and must be adjusted by monetary updating in accordance with the terms of the Issue Deed.

3.9.3. The Nominal Unit Value of the Debentures of the Third Series will be amortized in 3 (three) equal consecutive annual installments, duly updated by the Monetary Updating, starting from the 8th (eighth) year counted from the Issue Date, as per the following table (each of these dates being an “Amortization Date of the Third Series”:

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized
February 15, 2020	33.00%
February 15, 2021	33.00%
February 15, 2022	34.00%

(*) The Nominal Unit Value presented here is referenced to the Issue Date and must be adjusted by monetary updating in accordance with the terms of the Issue Deed.

3.10. Frequency of payment of the Remuneratory Interest

3.10.1. The Remuneratory Interest of the First Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2013 and the last payment on the Maturity Date of the First Series (each of these dates being a “Payment Date of the Remuneratory Interest of the First Series”).

3.10.2. The Remuneratory Interest of the Second Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2013 and the last payment on the Maturity Date of the Second Series (each of these dates being a “Payment Date of the Remuneratory Interest of the Second Series”).

3.10.3. The Remuneratory Interest of the Third Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2013 and the last payment on the Maturity Date of the Third Series (each of these dates being a “Payment Date of the Remuneratory Interest of the Third Series”).

3.11. Place of payment

The payments to which the Debentures are entitled shall be made by the Issuer on the respective due date, in accordance with the date specified in the Issue Deed, using, as the case may be:

(i)	the procedures adopted by Cetip, for Debentures maintained in custody at CETIP;
(ii)	the procedures adopted by BM&FBovespa, for Debentures registered in the BM&FBOVESPA; and/or
(iii)	the procedures adopted by the Mandated Bank, for holders of Debentures that are not linked to Cetip or BM&FBovespa, as the case may be (“Place of payment”).

3.12. Extension of periods

The periods relating to payment of any obligation relative to the Debentures shall be considered extended to the next subsequent Business Day, if the maturity coincides with the date on which there is not a normal commercial working day or bank working day in the location of payment of the Debentures, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip or by BM&FBovespa, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday.

3.13. Arrears charges

Without prejudice to the provisions in Clause VII of the Issue Deed, if the Issuer omits to make any payments of any amounts payable to the Debenture Holders on the dates on which they are due, such payments that are due and unpaid shall continue to be subject to any remuneration applying to them and shall, further, be subject to:

(a) contractual arrears interest, irreducible and of a non-compensatory nature, of 2% (two per cent) on the amount due and unpaid; and

(b) non-compensatory arrears interest calculated at the rate of 1% (one per cent) per month on the amount due and unpaid.

The charges for arrears hereby established shall apply from the actual non-compliance with the respective obligation up to the date of its actual payment, independently of advice, notice or any such action in the courts or otherwise.

3.14. Expiry of the rights to the additional amounts

If the Debenture holder does not come forward to receive the amount corresponding to any of the pecuniary obligations payable by the Issuer, on the date specified in the Issue Deed, or in any public notice by the Issuer, this shall not give such holder the right to receipt of any additional remuneration and/or arrears charges in the period relating to the delay in receipt, but the rights acquired up to the date of the respective maturity shall remain guaranteed for such Debenture holder.

3.15. Subscription price

3.15.1      The Debentures of the First Series shall be subscribed and paid in, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the First Series, calculated pro rata temporis, from the Issue Date up to the Paying-in Date, in accordance with item 3.7 above, ascertained to 2 (two) decimal points, without rounding (“Subscription Price of the First Series”).

3.15.2      The Debentures of the Second Series shall be subscribed and paid in, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the Second Series, calculated pro rata temporis, from the Issue Date up to the Paying-in Date, in accordance with item 3.8 above, ascertained to 2 (two) decimal points, without rounding (“Subscription Price of the Second Series”).

3.15.3      The Debentures of the Third Series shall be subscribed and paid in, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the Second Series, calculated pro rata temporis, from the Issue Date up to the Paying-in Date, in accordance with item 3.8 above, ascertained to 2 (two) decimal points, without rounding (“Subscription Price of the Third Series”).

If, by the date of subscription and paying-in of the Debentures of the Second Series and the Debentures of the Third Series the IPCA index for the immediately preceding month has not been published, the latest projection of the IPCA, as agreed by the Macroeconomic Monitoring Committee of ANBIMA — the Brazilian Association of Financial Market Institutions (“ANBIMA”) shall be used for calculation of the updated Nominal Unit Value of the Debentures of the Second Series and the updated Nominal Unit Value of the Debentures of the Third Series, or, in the absence of this ANBIMA projection, the last prior officially published IPCA Index, and no financial compensation shall be payable between the Issuer and the Debenture Holders if and when the IPCA that would have been applicable is published.

3.16. Period and Form of Subscription and Paying-in

The Debentures may be subscribed at any time, within the Placement Period, with paying-in at sight (“The Paying-In Date”) simultaneous with subscription and in Brazilian currency, for the Subscription Price of the First Series, for the Subscription

Price of the Second Series or for the Subscription Price of the Third Series, as the case may be, in accordance with the applicable settlement rules and procedures of CETIP.

3.17. Renegotiation

The Debentures shall not be subject to renegotiation.

3.18. Advertisements

All the acts and decisions to be taken arising from this Issue which, in any way, involve interests of the Debenture Holders, must obligatorily be communicated in the form of notices (“Notices to Debenture Holders”), and published in the Official Gazette of the State of Minas Gerais and in the newspaper “O Tempo”, and the notice to the market in the terms of Article 53 of CVM Instruction 400, the Commencement Announcement, the Closing Announcement and any convocations to the Debenture Holders shall also be published in the newspaper “Valor Econômico — Edição Nacional”, and published on the Issuer’s web page (Error! Hyperlink reference not valid.).

3.19. Debenture Certificates

The issue will not issue Debenture certificates. For all purposes of law, ownership of the Debentures shall be proven by the statement issued by the Depositary Institution. Additionally, the statement, in the name of the Debenture holder, issued by Cetip at the time of their deposit in the SND, will be recognized as proof of ownership of the Debentures. For the Debentures held in custody by the BM&FBOVESPA, BM&FBOVESPA shall issue a custody statement in the name of the Debenture Holder, which shall also be recognized as proof of ownership.

3.20. Liquidity and Stabilization

The liquidity of the Debentures shall be ensured through contracting of the Market Maker, guaranteeing a spread between the buy and sell price of the Debentures, which shall not be greater than 0.30% (zero point three zero percent) per year, for a period of, at least, 12 (twelve) months, in accordance with the ANBIMA Fixed Income Code (“the ANBIMA Fixed Income Code”).

The financial institution(s) that is (are) contracted to act as market-maker(s) of the Issue shall have their right of subscription limited to the maximum quantity of 1,000 (one thousand) Debentures for each series of the Issue, and the respective financial institution(s) shall acquire the Debentures of any of the series of the Issue obeying the final remuneration rates of the Debentures established during the Bookbuilding Procedure.

3.21. Immunity of the Debenture Holders

If any Debenture Holder enjoys any type of tax immunity or exemption, such holder must send documentation proving this tax immunity or exemption to the Mandated Bank and to the Issuer by 10 (ten) Business Days prior to the date specified for receipt of amounts relating to the Debentures, and if the Debenture holder does not send the said documentation, the Issuer shall make the retentions of tax specified by law.

3.22. Amortization Fund

No amortization fund shall be constituted for this Issue.

3.23. Right of Preference

There shall be no right of preference for subscription of the Debentures by the present stockholders of the Issuer.

3.24. Risk rating

The agency Moody’s América Latina was contracted, and has attributed the risk rating “Aa1.br” to the Debentures.

3.25. Total or Partial Optional Early Redemption, Obligatory Early Redemption and Optional Acquisition

3.25.1. There shall be no optional (total or partial) early redemption of the Debentures, and thus the Issuer may not repurchase, at its option, the Debentures of any of the Series during the whole of their periods of validity.

3.25.2. If, at any time during the period of validity of the Debentures, an Obligatory Redemption Event occurs, those Debenture Holders of the Second or Third Series who so desire may request the Issuer for early redemption of the Debentures in circulation that they own of the Second or Third Series, as the case may be, by communication in writing to that effect (“Early Redemption Request”) to be sent to the Issuer within 15 (fifteen) calendar days from the publication of the Notice to Debenture Holders about the occurrence of the Obligatory Redemption Event, and the Issuer is obliged to effect redemption of such Debentures of the Second or Third Series within 15 (fifteen) calendar days from receipt of the respective Early Redemption Request, by payment of the Nominal Unit Value (or of the Balance of the Nominal Unit Value, as the case may be) of the Debentures to be redeemed of the Second or Third Series, augmented by the Remuneration of the Second Series and/or the Remuneration of the Third Series, as applicable (“Obligatory Redemption”), in the terms of Item 6.2 of the Issue Deed.

3.25.2.1. The Issuer’s obligation in relation to carrying out the Obligatory Early Redemption of the Debentures of the Second Series and/or of the Debentures of the Third Series, in the terms of Item 3.25.2 above, is subject to a suspensive condition, namely obtaining of the registry of the Debentures of the Second Series and/or of the Third Series, as the case may be, in the Fixed income Novo Mercado.

3.25.3. The Issuer may, after two years from the Issue Date, at its exclusive option, while obeying Paragraph 3 of Article 55 of the Corporate Law, acquire Debentures in Circulation, which may be cancelled, remain in the Issuer’s treasury or be once again placed in the market, as per the rules issued by the CVM, and such fact must be contained in the report of management and the financial statements of the Issuer. The Debentures acquired by the Issuer for holding in treasury in the terms of Item 3.25.3, if and when placed again in the market, shall carry the right to the same remuneration as the other Debentures in Circulation of the same series of the Issue.

3.26. Other Characteristics

The other characteristics of the Debentures are described in the Issue Deed and in the Preliminary Prospectus.

4. INAPPROPRIATENESS OF THE OFFERING

Investment in the Debentures is not appropriate for investors that (i) do not have profound knowledge of the risks involved in the transaction or which do not have access to specialized consultancy; (ii) need liquidity in relation to the Debentures to be acquired, having in mind that the trading of Debentures in the Brazilian secondary market is limited; and/or (ii) are not willing to run the credit risk of a public sector company and/or of the electricity sector. Investors should read the sections relating to “Risk Factors” of the Final Prospectus and of the Reference Form, which is incorporated into it by reference, before accepting the offering.

5. ESTIMATED DATES AND PLACES OF DISCLOSURE OF THE OFFERING

The presentations to prospective investors will be given in the cities of São Paulo, Rio de Janeiro and Belo Horizonte, on the dates specified below.

The Offering shall begin only after: (i) granting of registry of the Offering by the CVM; (ii) publication of the Commencement Announcement; and (iii) the Final Prospectus being made available to the investors.

6. INDICATIVE TIMETABLE OF THE OFFERING

Below is an indicative timetable of the principal events of the Offering:

Nº	Event	Date of occurrence/ Date planned (1)(2)(3)
1.

Filing with ANBIMA of the request for prior analysis of the Offering through the simplified procedure specified in CVM Instruction 471. Publication of a notice to the market on the filing of the request for registry of the Offering with the CVM, through the simplified procedure specified in CVM Instruction 471.

09/01/2012
2.	Issue Board Meeting	20/01/2012
3.	Guarantee Board Meeting	20/01/2012
4.	Deadline for meeting the requirements of ANBIMA	26/01/2012
5.	Publication of Market Announcement Preliminary Prospectus made available	26/01/2012
6.	Start of presentations to potential investors	26/01/2012
7.	End of presentations to potential investors	01/02/2012
8.	Bookbuilding Procedure	16/02/2012
9.	Obtaining of registry of the Offering with the CVM	07/03/2012
10.	Publication of Opening Announcement (start of distribution) Final Prospectus made available Start of the Show:	07/03/2012
11.	Financial settlement of the Offering	09/03/2012
12.	Publication of Closing Announcement (completion of distribution)	13/03/2012

(1)       The dates specified for future events are merely indicative and are subject to alterations, postponements or being brought forward without prior notice, at the decision of the Issuer and the Managers.

(2)       If there are changes in the circumstances, suspension, postponement, revocation or modification of the Offering, this timetable may be changed. For information on the procedures applicable to any cancellation, suspension, revocation or modification of the Offering, and on the procedures applicable to any return or reimbursement to investors arising therefrom, see the section “Conditions of the Distribution Contract — Cancellation, Suspension, Revocation or Alterations of the Terms and Conditions of the Offering” on page 75 of the Preliminary Prospectus.

(3)   For information on the subscription price and manner of paying-in of the Debentures, see the section “Information on the Offering — Subscription, Price” on page 65 of the Preliminary Prospectus.

7. FIDUCIARY AGENT

The Fiduciary Agent of the Offering is Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution with head office at Avenida das Américas 4200, Sala 514, Bloco 4, CEP 22640-102, Rio de Janeiro, Rio de Janeiro State, registered in the CNPJ/MF under No. 17.343.682/0001-38, website: www.pentagonotrustee.com.br, telephone +55(21) 3385-4565, e-mail of the area responsible: backoffice@pentagonotrustee.com.br, c/c: juridico@pentagonotrustee.com.br.

8. PRELIMINARY PROSPECTUS

The Preliminary Prospectus is available at the following addresses and internet pages:

Issuer

Avenida Barbacena 1200, 5th Floor, B1Wing, Belo Horizonte, MG, Brazil

Web address: http://cemig.infoinvest.com.br/ptb/s-45-ptb.html - on this site access the year 2012 and click on “Preliminary Prospectus January 26, 2012”.

Lead Manager

Avenida Brigadeiro Faria Lima 3064, 11th Floor, São Paulo, SP

Web addresses and information http://www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes - on this site, access “CEMIG GT — Prospectus of the 3rd Debenture Issue”

BTG Pactual

Avenida Brigadeiro Faria Lima 3729, 9th Floor, São Paulo, SP

Web addresses and information www.btgpactual.com/home/AreasDeNegocios.aspx/BancoDeInvestimento/Mercado_ de_Capitais — on this site click on “Capital Markets” in the menu on the left, then click on “2012” in the menu on the right and then on “Preliminary Prospectus” just below “Public Distribution of Debentures of the Third Issue of CEMIG Geração e Transmissão S.A.”

BNB

Avenida Pedro Ramalho 5700, Bloco C1 Superior, Fortaleza, CE

Web addresses and information http://www.bnb.gov.br/content/aplicacao/produtos_e_servicos/mercado_de_capitais/ docs/prospectopreliminar_cemig.pdf

CVM

http://www.cvm.gov.br — on this site select the sub-item “ITR, DFP, IAN, IPE, FC, FR and other information”. In the link, type “Cemig Geração e Transmissão S/A” and click “Continuar”. Then click on “CEMIG GERAÇÃO E TRANSMISSÃO S/A” and select “Prospecto de Distribuição Pública”. Access the download with the most recent date.

CETIP

www.cetip.com.br - on this site, access “Comunicados e Documentos”, then click on “Prospectuses”. Then select “Prospectos de Debêntures” in the field “Categoria de Documento”, type “Cemig Geração e Transmissão S/A” in the field “Busca (Título/Número/Código/Arquivo)” and, in the field “Ano” select “2012”. In the link, select the prospectus of CEMIG Geração e Transmissão S/A.

BM&FBOVESPA

www.bmfbovespa.com.br On this site select the item “Empresas Listadas”, type “CEMIG GT” and click on “buscar”. Click on “CEMIG GERACAO E TRANSMISSAO S.A.”. In the item “Informações Relevantes”, click on the Sub-item “Prospecto de Distribuição Pública” and access a download with the latest date.

ANBIMA

www.anbima.com.br — access “site ANBID” at the upper right of the page. Then access “COP — Controle de Ofertas Públicas” and then click on “Clique aqui”. In the bar on the left of the screen that opens, click on the item “Acompanhar Análise de Ofertas”. Then click on the option “Cemig Geração e Transmissão S.A.” and, at the end, in the item “Documentação”, access “Prospecto Preliminar CEMIG Geração e Transmissão S.A..PDF”.

9. ADDITIONAL INFORMATION

9.1. Investors will be able to subscribe the Debentures with the Managers, at the addresses indicated above.

9.2. Debenture Holders will be able to obtain answers to questions on the Debentures from the office for service to debenture holders, which will operate at the head office of the Issuer.

9.3. Investors that want to obtain more information on the Offering and the Debentures should visit the addresses or premises of the Managers indicated above or, further, the head office of the Issuer, or should access the web or email addresses of the CVM, of CETIP or of BM&FBOVESPA, as stated below:

Comissão de Valores Mobiliários — CVM
Web address: www.cvm.gov.br

CETIP S.A. — Mercados Organizados
Web address: www.cetip.com.br

BM&FBOVESPA S.A. — Securities, Merchandise and Futures Exchange

Web addresses: www.bmfbovespa.com.br

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The information included in the Preliminary Prospectus will be the subject of analysis by the CVM, which has not yet issued a statement on the subject. The Definitive Prospectus will be at the disposal of the investors at the addresses indicated in items 8 and 9 above, as from the date of publication of the Commencement Announcement, which will depend on the concession of the registry of the Offering by the CVM.

REGISTRY OF THIS DISTRIBUTION DOES NOT IMPLY ANY GUARANTEE BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION GIVEN NOR ANY JUDGMENT ON THE QUALITY OF THE ISSUING COMPANY, NOR ON THE DEBENTURES TO BE DISTRIBUTED UNDER THE OFFERING.

The information on the Company, the Debentures and the Offering are stated in detail in the Preliminary Prospectus and in the Reference Form.

More information on the Offering can be obtained from the Managers or the CVM, at the addresses in items 8 and 9 above.

The Final Prospectus will be placed at the disposal of investors at the locations stated above.

The present Public Offer or program was prepared in accordance with the rules for Regulation and Best Practices of ANBIMA for Public Offers for Distribution and Acquisition of securities, thus complying with the minimum standards of information required by ANBIMA, and ANBIMA has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the present Public Offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of ANBIMA, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

MANAGERS

THE LEAD MANAGER OF THE OFFERING IS HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

11.                               Moody’s assigns Baa3/Aa1.br rating to Cemig GT’s R$ 1.0 billion senior, unsecured debentures, dated January 25, 2012

MOODY’S

INVESTORS SERVICE

Rating Action: Moody’s assigns Baa3 / Aa1.br rating to CEMIG GT’s BRL 1 billion senior, unsecured debentures; Outlook Stable

Global Credit Research - 25 Jan 2012

Sao Paulo, January 25, 2012 — Moody’s América Latina (Moody’s) assigned the Baa3 rating on the global scale, and the Aa1.br Brazilian National Scale Rating (“NSR”) to CEMIG GERAÇÃO E TRANSMISSÃO S.A.’s (“CEMIG GT”) BRL 1 billion, senior unsecured debentures. The outlook is stable for both ratings. The debentures will be issued in three series (5, 7 and 10 years), and will be guaranteed by COMPANHIA ENERGÉTICA DE MINAS GERAIS (“CEMIG”), the holding company of the economic group, which includes CEMIG GT, CEMIG Distribuição S.A. (“CEMIG D”), and LIGHT S.A. (“LIGHT”).

The proceeds of CEMIG GT’s debentures will be used to refinance BRL 1 billion promissory notes (“PNs”), which were just issued on January 13, 2012.

RATINGS RATIONALE

The Baa3 issuer ratings of CEMIG GT’s debentures reflect the overall investment grade profile of CEMIG and its subsidiaries, given that, together on a consolidated basis, they have adequate credit metrics for the rating category, a strong presence in the Brazilian electricity sector, experienced management, recognized competitiveness, adequate liquidity given their good historical access to capital markets, and above average corporate governance practices.

The stable outlook reflects our expectation that CEMIG and CEMIG GT will continue to prudently manage their capital expenditures and acquisition program in order to maintain their credit metrics and preserve their current liquidity position.

CEMIG’s rather ambitious expansion plan via acquisitions and equity investments, the evolving Brazilian regulatory framework, and a relatively high dividend pay-out ratio constrain the ratings, as do the risks associated with the potential political interference of the Government of the State of Minas Gerais (“MG”) in CEMIG’s business strategy, the upcoming impact of the third cycle of tariff revision in 2013, and the ongoing lack of definition from the federal regulatory agency (ANEEL) with respect to the process of renewal of generation, transmission and distribution concessions, the majority of which will start to expire in 2015.

Moody’s stable outlook reflects CEMIG’s and CEMIG GT’s track record in securing funding at adequate terms to finance their capital expenditures and acquisitions while presenting credit metrics that are generally in line with the Baa3 rating category.

The acquisition of TRANSMISSORA ALIANÇA DE ENERGIA ELETRICA S.A. (TAESA) (Baa3; stable) in 2009, the purchase of Abengoa’s transmission assets in Brazil by TAESA, CEMIG’s acquisition of a stake in LIGHT S.A.’s equity capital (LIGHT) (Ba1; stable), and LIGHT’s capital injection in RENOVA ENERGIA S.A. (equivalent to 34.4% of RENOVA’s voting shares) demonstrate CEMIG’s ambitious strategy to become one of the leading players in the Brazilian electricity industry.

Following the sizable acquisition of TAESA (around BRL 5 billion) in 2009, CEMIG (on a consolidated basis) has presented higher leverage ratios and weaker credit metrics. In addition, the recent acquisition of Abengoa’s transmission assets contributed to exercise pressure on TAESA’s liquidity position and on CEMIG’s financial leverage on a consolidated basis, as a significant portion of the funding for the aforementioned acquisition was in the form of short-term debt. Notwithstanding, CEMIG has succeeded in maintaining good access to the local bank and capital markets.

CEMIG has replicated the financing structure used in 2009 with CEMIG GT’s investment in TAESA using an investment fund (“Fundo de Investimento Privado”, or “FIP”) in its follow-on investment in LIGHT. FIPs are investment vehicles which CEMIG has set up in partnership with financial investors. In the case of LIGHT, the FIP acquired 26% of LIGHT’s capital from two former major shareholders. This structure has allowed CEMIG and CEMIG GT to remain a minority shareholder in LIGHT and TAESA respectively, which have allowed them to maintain their status as privately-held companies, thus avoiding budgetary constraints or borrowing limits set by the Government. As a result, TAESA and LIGHT continue to be eligible for a wide range of funding sources, including the Brazilian National Development Bank (BNDES).

Pursuant to the FIPs’ shareholders’ agreements, after five years the financial investors may exercise a put option against CEMIG and CEMIG GT, which would then have the obligation to acquire their respective participations in the FIPs plus unpaid cumulative dividends. Given the profile of the FIPs’ financial investors, we expect that they will exercise their option by selling back their shares to CEMIG GT and CEMIG at the end of five years which could arise in 2014 and 2015, respectively. We have conservatively treated the purchase obligations stemming from the FIPs’ shareholding agreements as off-balance sheet debt. In our projections, we have also made adjustments for the potential full consolidation of TAESA and LIGHT, and confirmed that CEMIG will still post credit metrics in line with the Baa3 rating, however at the lower end of this rating category, which leaves less cushion for CEMIG to absorb the impact of any unanticipated events.

Given CEMIG’s ambitious capital expenditures and acquisition program the likelihood of a rating upgrade in the short and medium-term is very limited. Quantitatively, Moody’s could consider a rating upgrade if Retained Cash Flow to Total Debt rose above 20% and Interest Coverage became higher than 4.5x on a sustainable basis.

The ratings could be downgraded if CEMIG GT and/or CEMIG continue to make large equity investments or acquisitions but fail to secure long-term financing at reasonable terms that will allow them to preserve an adequate liquidity level and/or robust capital structure. The ratings could also be downgraded if retained cash flow to total debt falls below 11% or interest coverage declines to below 3.0x for na extended period.

In accordance with Moody’s methodology for government related issuers, or GRIs, the Baa3 corporate family rating of CEMIG reflects the combination of the following inputs:

• Baseline credit assessment (BCA) of 10 (mapping to a Baa3)

• High-level dependence (70%)

• Moderate level of government support (31-50%)

• The Ba1 rating of the State of Minas Gerais, which has a stable outlook.

CEMIG is a GRI as defined in Moody’s rating methodology “The Application of Joint Default Analysis to Government Related Issuers”. Moody’s methodology for GRIs is to systematically incorporate into the rating both the stand-alone credit risk profile or Baseline Credit Assessment (BCA) of the company as well as an assessment of the likelihood that its government owner would provide extraordinary support to the company’s obligations. The BCA of a GRI is expressed on a 1-21 scale or as a range within the 1-21 scale, according to the issuer’s preference, where one represents the equivalent risk of an Aaa, two a Aa1, three a Aa2 and so forth. Please refer to Moody’s special comments “Rating Government-Related Issuers in Americas Corporate Finance” and “Government-Related Issuers: July 2006 Update” at moodys.com for additional information on GRIs.

The last rating action for CEMIG was in February 2011 when Moody’s affirmed the Baa3 global scale and Aa1.br Brazil national scale issuer ratings to CEMIG GT and CEMIG D. At the same time, Moody’s affirmed the Ba1 global scale and Aa2.br on the NSR of CEMIG. Moody’s also changed the outlook for all ratings to stable.

The methodologies used in this rating were Regulated Electric and Gas Utilities published in August 2009, and Government-Related Issuers: Methodology Update published in July 2010. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

The Aa1.br national scale rating reflects the standing of the company’s operating subsidiaries’ credit quality relative to their domestic peers.

Moody’s National Scale Ratings (NSRs) are intended as relative measures of creditworthiness among debt issues and issuers within a country, enabling market participants to better differentiate relative risks.

NSRs differ from Moody’s global scale ratings in that they are not globally comparable with the full universe of Moody’s rated entities, but only with NSRs for other rated debt issues and issuers within the same country. NSRs are designated by a “.nn” country modifier signifying the relevant country, as in “.br” for Brazil. For further information on Moody’s approach to national scale ratings, please refer to Moody’s Rating Implementation Guidance published in March 2011 entitled “Mapping Moody’s National Scale Ratings to Global Scale Ratings”.

Headquartered in Belo Horizonte, the capital city of the State of Minas Gerais, Companhia Energética de Minas Gerais – CEMIG - is a holding company with interests in the generation, transmission and distribution of electricity. The government of the state of Minas Gerais holds 51% of its voting capital and 22% of its total capital. CEMIG Geração e Transmissão S.A. (CEMIG GT) and CEMIG Distribuição S.A. (CEMIG D), are CEMIG’s two main subsidiaries responsible for around 82% of consolidated Net Sales and 80% of consolidated EBITDA. In 2010, CEMIG D sold 25 TWh in the state of Minas Gerais (an increase of 11% over 2009), and is Brazil’s third largest electricity distribution company in terms of net revenues. CEMIG GT is one of the largest Brazilian electricity generation companies with an installed capacity of 6.9 GW. In the last twelve months ended September 30, 2011, CEMIG posted net consolidated sales of BRL 14,169 million (USD 8,592 million) and net profit of BRL 2,378 million (USD 1,442 million).

REGULATORY DISCLOSURES

Although this credit rating has been issued in a non-EU country which has not been recognized as endorsable at this date, this credit rating is deemed “EU qualified by extension” and may still be used by financial institutions for regulatory purposes until 30 April 2012. Further information on the EU endorsement status and on the

Moody’s office that has issued a particular Credit Rating is available on www.moodys.com.

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

Information sources used to prepare the rating are the following : parties involved in the ratings, parties not involved in the ratings, public information, confidential and proprietary Moody’s Investors Service information, and confidential and proprietary Moody’s Analytics information.

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent thirdparty sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see the ratings disclosure page on www.moodys.com for general disclosure on potential conflicts of interests.

Please see the ratings disclosure page on www.moodys.com for information on (A) MCO’s major shareholders (above 5%) and for (B) further information regarding certain affiliations that may exist between directors of MCO and rated entities as well as (C) the names of entities that hold ratings from MIS that have also publicly reported to the SEC an ownership interest in MCO of more than 5%. A member of the board of directors of this rated entity may also be a member of the board of directors of a shareholder of Moody’s Corporation; however, Moody’s has not independently verified this matter.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history.

The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Alexandre De Almeida Leite

Vice President - Senior Analyst

Infrastructure Finance Group

Moody’s America Latina Ltda.

Avenida Nacoes Unidas, 12.551

12.                               Summary of Minutes of the 526thMeeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

526TH MEETING

Date, time and place:             December 15, 2011 at 8.30 a.m., at the Company’s head office,

Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:              Chair:                                                  Dorothea Fonseca Furquim Werneck;

Secretary:                             Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                           The Chair reported that the matters on the agenda had been examined by Committees of the Board of Directors, which had recommended approval of them.

III                      The Board approved:

a)             An incentive-bearing donation, in the amount of R$ 400,000, to the Valores de Minas personal development and artistic skills program for young people from low-income areas, of Servas — the Voluntary Social Assistance Service, duly approved by the Minas Gerais State Council for Children and Adolescents.

b)             The minutes of this meeting.

IV                       The Board authorized:

a)             Signature of the Second Amendment to Contracts Cemig-4570011658, Cemig D-4570011659 and Cemig GT-4570011660, between Forluz (Fundação Forluminas de Seguridade Social), Cemig, Cemig D and Cemig GT, relating to rental of the real estate property at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, MG, to adjust the amount of the rental in 2011 and 2012.

b)             Sub-leasing, by Cemig Telecomunicações S.A. (CemigTelecom), to Telecomunicações Brasileiras S.A. (Telebras), of a dark optical fiber pair in the OPGW section installed in the 138 kV line between the Barreiro and Regap substations, and physical space of 160m² and 60m², in the Barreiro and Pimenta substations, respectively.

V                           The Board granted annual paid leave, in the period December 15, 2011 to January 13, 2011, to the Chief Executive Officer, Mr. Djalma Bastos de Morais.

VI                 The Board oriented:

a)             The vote, by the representative of Cemig, in the Extraordinary General Meeting of Stockholders and in the Meeting of the Board of Directors of ECTE (Empresa Catarinense de Transmissão de Energia S.A.), in favor of authorization to participate in Aneel Auction

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

06/2011, in relation to Lot D, and constitution, by that Company, of a special-purpose company the objects of which are the provision of public electricity transmission service, including construction, operation and maintenance of the transmission facilities of Lot D, if that company wins the said Auction.

b)             The vote, by the representative of Cemig, in the Extraordinary General Meetings of Stockholders and in the Meetings of the Board of Directors, of ETEP (Empresa Paraense de Transmissão de Energia S.A.) and ENTE (Empresa Norte de Transmissão de Energia S.A.),  in favor of authorization to participate, in Consortium, in Aneel Auction 06/2011, in relation to Lot I, and joint constitution of a special-purpose company by ETEP and ENTE, the objects of which are the provision of public electricity transmission service, including construction, operation and maintenance of the transmission facilities of Lot I, if the companies win the auction.

VII                 The Board ratified:

a)             Signature of the First Amendment to the Memorandum of Agreement with Light S.A. and CPFL Energia S.A.

b)             Nomination of Mr. Fernando Henrique Schüffner Neto, Chief Business Development Officer, as a member of the Board of Directors of Norte Energia S.A., to complete the current period of office of two years, that is to say, until the Annual General Meeting of 2012, or until his successor, duly elected, is sworn in.

VIII            The Board re-ratified:

a)             Board Spending Decision (CRCA) 066/2010, to change the period of validity of the Loan Contracts with Lightger S.A., from:  No more than 12 months from the date of authorization of its signature; to:  No more than 12 months from the date of its signature;

— the other provisions of that CRCA remaining unchanged.

b)             CRCA-021/2000, altering the nature of the decision, from “authorization” to “ratification” of the signing of the Contract for Assignment of Shared Use of Distribution, Transmission and Sub-transmission Infrastructure, Provision of Maintenance Services, with Empresa de Infovias S.A., the previous name of Cemig Telecomunicações S.A. (CemigTelecom), for assignment by Cemig to Infovias of shared use of excess distribution, transmission and sub-transmission infrastructure capacity and provision of maintenance services, without exclusivity, with period of validity of 15 years.

IX                     Meeting calendar: The Board decided the calendar for probable dates of board meetings in 2012.

X                          Debate: The Chair and Members of the Board, and the General Managers Leonardo George de Magalhães and Tarcísio Albuquerque Queiroz made comments on general matters and business of interest to the Company.

The following were present:

Board Members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Fernando Henrique Schüffner Neto,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

General Managers:	Leonardo George de Magalhães,	Tarcísio Albuquerque Queiroz;
Secretary:	Anamaria Pugedo Frade Barros.

13.                               Summary of Minutes of the 527th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 527TH MEETING

Date, time and place:             December 27, 2011 at 9.00 a.m. at the company’s head office,

Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:              Chairs:               Djalma Bastos de Morais and Guy Maria Villela Paschoal;

Secretary:          Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I                                 Conflict of interest: The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except in relation to signature of the Contract for Purchase of Shares in Companhia de Gás de Minas Gerais (Gasmig), and the allocation of funds for future capital increase (AFAC), on which the Board Members Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, João Camilo Penna, Joaquim Francisco de Castro Neto, Maria Estela Kubitschek Lopes, Adriano Magalhães Chaves and Franklin Moreira Gonçalves declared themselves to have conflict of interest.

II                           The Board approved:

a)        On an exceptional basis: The budget proposal for the month of January 2012, authorizing the other transactions of the Company that are necessary for its functioning.

b)        The minutes of this meeting.

III                      The Board authorized:

a)        Signature, with the State of Minas Gerais, of the Contract for Purchase and Sale of Shares in Gasmig (Companhia de Gás de Minas Gerais), the acquisition being conditional upon perfect and complete conclusion of the transfer of the holding in Gasmig from ownership by MGI (Minas Gerais Participações S.A.) to the State of Minas Gerais, in such a manner that the transaction shall have no onus for Cemig.

b)        Restitution to the stockholder the State of Minas Gerais of the amounts received from it by the Company in the years 1995, 1996 and 1998 for future capital increase (AFAC), duly adjusted in monetary terms by the IGP—M inflation index. The Board also submitted to the Annual General Meeting of Stockholders, to be held by April 30, 2012, a proposal relating to increase of the ordinary dividend planned for the business year of 2011, in relation to the minimum obligatory dividend specified in the Bylaws, so as to compensate for the effect on profit resulting from the financial updating of the AFAC.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                        Withdrawal from the meeting: The Board Members Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, João Camilo Penna, Joaquim Francisco de Castro Neto, Maria Estela Kubitschek Lopes, Adriano Magalhães Chaves and Franklin Moreira Gonçalves withdrew from the meeting location during the discussion of the Contract for Purchase and Sale of Shares in Gasmig, and the allocation of funds for future capital increase, referred to in Item III above, since they believed there was conflict of interest on those subjects, returning only after the decision on those matters by the other Board Members.

V                            Discussion: The Chair, and the General Manager Leonardo George de Magalhães, spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Paulo Roberto Reckziegel Guedes,

Antônio Adriano Silva,

Saulo Alves Pereira Junior,

Arcângelo Eustáquio Torres Queiroz,

Newton Brandão Ferraz Ramos,

Francelino Pereira dos Santos,

Paulo Márcio de Oliveira Monteiro,

Guy Maria Villela Paschoal,

Tarcísio Augusto Carneiro,

João Camilo Penna,

Adriano Magalhães Chaves,

Joaquim Francisco de Castro Neto,

Franklin Moreira Gonçalves,

Maria Estela Kubitschek Lopes,

José Augusto Gomes Campos.

Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond,	Vicente de Paulo Barros Pegoraro.
General Manager:	Leonardo George de Magalhães.
Secretary:	Carlos Henrique Cordeiro Finholdt.

14.                                 Summary of Minutes of the 529th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, January 20, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 529TH MEETING

Date, time and place:	January 20, 2012 at 12.00 p.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                 Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                             Scrutiny: The Chair reported that the Finance, Audit and Risks Committee of the Board of Directors had examined the matter on the agenda, and had recommended its approval.

III                         The Board approved the minutes of this meeting.

IV                        The Board authorized the following:

A)           Provision of a surety guarantee by Companhia Energética de Minas Gerais – Cemig (the Guarantor), for the third Debenture issue by Cemig Geração e Transmissão S.A. — Cemig GT (the Issuer of the Company), of unsecured, book-entry debentures not convertible into shares (the Debentures), for public distribution under the regime of best placement efforts in accordance with CVM Instruction 400/2003, as amended, CVM Instruction 471/2008, CVM Instruction 480/2009, as amended, and the provisions of the Code of Regulations and Best Practices of the Brazilian Association of Financial and Capital Market Entities (“Anbima”) of June 9, 2010, and the Anbima Code of Regulations and Best Practices of the Fixed Income Novo Mercado, complying with the following characteristics:

Issuer:	Cemig GT

Lead Manager:	HSBC Corretora de Títulos e Valores Mobiliários S.A. (HSBC);

Managers:

Banco BTG Pactual S.A. and Banco do Nordeste do Brasil S.A. (referred to, when jointly with HSBC, as the Managers), and other financial institutions nominated by the Managers and approved by Cemig GT as a result of any syndication process;

Guarantee:	The debentures and the obligations arising from them will have the joint corporate surety guarantee of Cemig (the Guarantor)

Fiduciary Agent:	Pentágono S.A. DTVM;

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Use of proceeds: The net proceeds obtained by the Issuer from paying-in of the debentures will be allocated to early redemption of the one hundred commercial promissory notes of its Fourth Issue, made on January 13, 2012. If the net funds obtained by the Issuer through the paying-in of the Debentures are not sufficient for the full redemption of the Promissory Notes of the Fourth Issue, the Issuer may use its own funds and effect the full redemption of those securities or, further, it may opt to effect early redemption only of part of the said Promissory Notes, in proportion to the funds raised through this Offering.

Volume of the Issue:

Up to one billion Reais in currency of the date of issue. The amount may be increased by up to 35%, by use of the Supplementary Lot (15%) and/or Additional Lot (20%) as provided for by CVM Instruction 400/2003.

Nominal Unit Value:	One thousand Reais, in currency of the date of issue.

Quantity of Debentures, and Number of Series: Up to one million Debentures (without taking into account the additional lot and/or the supplementary lot), to be distributed in up to 3 series, under the system of “Communicating Vessels”. The number, or zero, of Debentures to be allocated to each Series of the Issue will be decided in accordance with the demand for the Debentures by investors, as ascertained in the Bookbuilding Procedure, to be effected by the Managers, and there is a possibility of partial distribution of the Debentures, since for the issue of the 3rd Series there must be sufficient demand from investors for the issuance of the Minimum Amount of the 3rd Series (as defined below). Without taking into account the additional and/or the supplementary lot. The placement of the Debentures of the First Series and of the Debentures of the Second Series is not conditional upon any minimum demand from investors.

Procedure and Regime: The distribution will be public, under the regime of best placement efforts, with the intermediation of the Managers. Partial distribution of the Debentures will be allowed, and maintenance of the Offering will not be conditional on placement of a minimum number of Debentures, except in relation to the issuance of Debentures of the Third Series, which is conditional upon obtaining of at least one hundred Debentures of the Third Series (Minimum Amount of the Third Series) and, at most, a million Debentures of the Third Series. If the Minimum Amount of the Third Series is not attained in the Bookbuilding Procedure, the Issuer shall cancel the issuance of that series.

Form:	The Debentures shall be nominal and of the book-entry type, without issuance of deposits or certificates.

Type:	Unsecured.

Convertibility:	Not convertible into shares.

Issue Date:	February 15, 2012.

Tenor:

(a) The Debentures of the First Series shall have maturity at five years from the Issue Date,

(a) the Debentures of the Second Series shall have maturity at seven years from the Issue Date,

(a) and the Debentures of the Third Series shall have maturity at ten years from the Issue Date.

Remuneration:

(a)          The Nominal Unit Value of the Debentures of the First Series shall undergo monetary updating, and shall carry remuneratory interest corresponding to 100% of the accumulated variation of the average daily rate for one-day Interbank Deposits (the DI over extragrupo rate, expressed in the form of a percentage per year, on the two hundred and fifty two business days basis, calculated and published daily by Cetip S.A. — Mercados Organizados in its daily bulletin available on its web page (http://www.cetip.com.br), (the DI Over Rate), capitalized by a spread to be decided in accordance with a Bookbuilding Procedure to be held by the Managers, of no more than 1.20% (one point two zero percent) per year, on the two hundred and fifty two business days basis (“the Remuneratory Interest of the First Series), calculated on the compound basis “pro rata temporis” for business days elapsed, from the Issue Date (or from the last prior date of payment of the Remuneratory Interest of the First Series, as the case may be) up to the date of actual payment.

(b)         The Debentures of the Second Series shall have their Nominal Unit Value (or the balance of the Nominal Unit Value, as the case may be) updated by the accumulated variation of the IPCA (Expanded National Consumer Price) Inflation Index, calculated and published by the Brazilian Geography and Statistics Institute (IBGE), from the Issue Date (or from the last prior date of amortization of the second Series, as the case may be) up to the date of actual payment (“Monetary Updating”); and shall carry remuneratory interest of an annual percentage, on the two hundred and fifty two business days basis, to be decided by the bookbuilding procedure, and in any event limited to 6.90% (the Remuneratory Interest of the Second Series).

The Remuneratory Interest of the Second Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Second Series, as the case may be) up to the date of its actual payment.

(c)          The Debentures of the Third Series shall have their Nominal Unit Value (or the balance of the Nominal Unit Value, as the case may be) updated by the Monetary Updating and shall carry remuneratory interest of an annual percentage, on the two hundred and fifty two business days basis, to be decided by the bookbuilding procedure to be held by the Managers, and in any event limited to 7.30% (the Remuneratory Interest of the Second Series).

The Remuneratory Interest of the Third Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Third Series, as the case may be) up to the date of its actual payment.

At the end of the Bookbuilding Procedure, the Issuer will ratify the issuance of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series, and also the remuneration and the quantity of Debentures of each one of the series of the Issue, through an amendment to the Issue Deed, which will be filed with the Commercial Board of the State of Minas Gerais (JUCEMG) and registered in the competent Notaries’ Offices for Registry of Securities and Documents of the jurisdictions where the head offices of the parties to the issue deed are located.

Amortization of the Nominal Unit Value

(a)          The full amortization of the Nominal Unit Value of the Debentures of the First Series will be made in a single payment, on the Maturity Date of the First Series (“bullet”).

b)             The Nominal Unit Value of the Debentures of the Second Series will be amortized in 2 (two) equal consecutive annual installments, duly updated by the Monetary Updating, starting from the sixth and seventh year counted from the Issue Date.

c)              The Nominal Unit Value of the Debentures of the Third Series will be amortized in 3 (three) equal consecutive annual installments, duly updated by the Monetary Updating, in the eighth, ninth and tenth year from the issue date, in the proportions of 33%, 33% and 34%, respectively.

Payment of the Remuneration:             Annual, from the issue date, for the three series;

Payment of the Monetary Updating of the second and third series:

The Monetary Updating will be paid on the same dates as the amortization dates of the related series.

Registry for Placement and Trading: The Debentures of all the Series shall be registered

(i)             for distribution in the primary market through the SDT (Securities Distribution Module), managed and operated by CETIP, with the financial settlement of the distribution being through CETIP; and

(ii)          for trading in the secondary market, using, as priority, mechanisms that allow the right of intervention by third parties, through:

(a)          the SND (National Debentures Module), managed and operated by CETIP, with settlement of the trades and electronic custody of the Debentures in CETIP; and

(b)         the BovespaFix System, managed and operated by the BM&FBovespa (Stock, Commodities and Futures Market), with settlement of the trades and custody of the Debentures in the BM&FBovespa.

Minimum rating:	Aa3.br, Brazilian scale, by Moody’s América Latina Ltda. or similar rating if made by another risk rating agency.

Renegotiation:	None.

Total or partial optional early maturity: None.

Obligatory Early Redemption: If, at any moment during the period of validity of the Debentures, any of the Obligatory Redemption Events (to be defined in the Issue Deed in accordance with Article 4 of the Anbima Code of Regulations and Best Practices for the Fixed Income Novo Mercado) takes place, such Debenture Holders as so desire may ask the issuer for early redemption of the Debentures in Circulation that they own, by written notice to this effect (Early Redemption Request) to be sent to the Issuer within 15 (fifteen) calendar days from publication of the notice to debenture holders about the occurrence of the Obligatory Redemption Event, and the Issuer is obliged to carry out the redemption of such Debentures within fifteen calendar days from the receipt of the related Early Redemption Request, by payment of the Nominal Unit Value (or of the balance of the Nominal Unit Value, as the case may be) of the Debentures to be redeemed, augmented by the Remuneration of the respective Series. Additionally, the Issuer must redeem the totality of the Debentures of the First Series, the Second Series and/or the Third Series, in the following events:

(a)          In relation to the Debentures of the First Series, if there is no agreement between the Issuer and the holders of Debentures of the First Series, in the terms specified in the Issue Deed, on the parameter to be used for the purposes of calculation of the Remuneratory Interest of the First Series to replace the DI Rate in the event that it becomes unavailable for more than 10 consecutive days; and

(b)         In relation to the Debentures of the Second and Third Series, if there is no agreement between the Issuer and the holders of Debentures of the Second Series and/or the Third Series, in the terms specified in the Issue Deed, on the parameter to be used for the purposes of calculation of the Monetary Updating to replace the IPCA Index in the event that it becomes unavailable for more than 10 consecutive days. Optional Acquisition: The Issuer may, at its exclusive option, after two years from the Issue Date, acquire Debentures in Circulation, while obeying Paragraph 3 of Article 55 of the Corporate Law, which may be cancelled, remain in the Issuer’s treasury, or be once again placed in the market, as per the rules issued by the CVM, and such fact must be contained in the report of management and the financial statements of the Issuer.

Debentures acquired by the Issuer for holding in treasury, if and when placed again in the market, shall carry the right to the same remuneration as the other Debentures in Circulation of the same series of the Issue.

Early Maturity:

All the following events shall be considered to be Default Events, resulting in early maturity of the Debentures and immediate demandability of payment, by the Issuer, of the Nominal Unit Value (or of the Balance of the Nominal Unit Value) of each Debenture, augmented by the Remuneration of the related Series, calculated “pro rata temporis”, and also the other charges payable under the Issue Deed, independently of any advice, notification or interpolation through the courts or otherwise:

(a)          Declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor, or application for Judicial Recovery or out-of-court reorganization or bankruptcy made by the Issuer and/or by the Guarantor; or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, in accordance with the applicable legislation.

b)             Non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures.

(c)          Early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies, whether or not due to contractual non-compliance.

d)             Termination, for any reason, of any of the concession contracts to which the Issuer is a party representing separately or jointly an amount equal to 30% (thirty per cent) or more of the net operational revenue of the Issuer and/or the Guarantor as stated in its last prior financial statements at the time.

(e)          Legitimate protest of securities against the Issuer and/or against the Guarantor, in a global amount exceeding R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies, unless made in error or bad faith of a third party validly proven by the Issuer and/or by the Guarantor, as the case may be, or unless suspended or cancelled or if guarantees are given in court, in any case, within a maximum of 30 (thirty) calendar days from the date on which a written notice sent by the Fiduciary Agent to the Issuer is received.

(f)            Non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent to the issuer is received.

(g)         If the Issuer or the Guarantor omits to pay by the maturity date, or does not take the legal or judicial measures required for non-payment in relation to, any debt or any other obligation payable by the Issuer and/or the Guarantor under any agreement or contract to which it is a party as a lender, borrower, or guarantor, involving an amount of R$ 50,000,000.00 (fifty million) Reais or more or its equivalent in other currencies.

(h)         Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization that results in reduction of the registered capital of the Issuer or the Guarantor, unless it is:

(a)          by reason of an order of a Court or a regulatory decision;

(b)         linked to any transfer of the Issuer’s equity interest in Transmissora Aliança de Energia Elétrica S.A. — TAESA to the Guarantor;

(c)          related to an asset swap transaction (optimization of stockholder structure); or

(d)         does not cause a change in the rating of the Issuer to a rating lower than the rating of “Aa3.br” supplied by Moody’s América Latina or equivalent classification issued by other risk rating agency contracted by the Issuer in the future.

(i)             Transformation of the Issuer’s type of company to that of an unlisted limited company. For the purposes of item (h) above, privatization is defined as an event in which:

(a)          the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock; and/or

(b)         the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one share of the total of the shares representing the voting capital of the Guarantor.

(1)          If any of the Default Events specified in Sub-items (a), (b) or (c) of item above occurs, maturity of the Debentures shall take place automatically, independently of advice or notification, in the courts or otherwise, save that the Fiduciary Agent must immediately send written notice to the Issuer informing it of such event.

(2)          If any of the other Default Events occur, the Fiduciary Agent shall call, within forty-eight hours of the date on which it becomes aware of the occurrence of any of the said events, a General Meeting of Debenture Holders for each series of the Issue to decide on the non-declaration of early maturity of the Debentures, obeying the convocation procedure specified in the Issue Deed and the specific quorum established in the sub-item below. The Fiduciary Agent must immediately send to the Issuer a notice in writing informing it of the decisions taken in these General Meetings.

(3)          Such General Meeting may also be called by the Issuer, under item 3 of the Issue Deed.

If, in the General Meetings referred to in the item above, Debenture Holders of, at least 2/3 (two-thirds) of the Debentures of the First Series in Circulation, or the Debenture Holders of the Second Series holding at least 2/3 (two-thirds) of the Debentures of the Second Series in Circulation, and/or Debenture Holders of the Third Series holding at least 2/3 (two-thirds) of the Debentures of the Third Series in Circulation, as applicable, decide that the Fiduciary Agent shall not declare early maturity of the Debentures of the First Series, of the Debentures of the Second Series and/or of the Debentures of the Third Series, as the case may be, the Fiduciary Agent shall not declare the early maturity of such Debentures.

(4)          In addition to the provisions in the items above, in the event that the General Meeting of Debenture Holders of any series of the Issue does not come into session, for lack of quorum, the Fiduciary Agent shall declare immediate early maturity of all the obligations arising from the Debentures of that series of the Issue, and shall immediately send the Issuer a communication in writing informing it of such event; and Cemig undertakes obligation as joint debtor and principal payer of all the obligations arising from Cemig GT’s debenture issue, until their final settlement, and expressly waives the benefits specified in Article 333, sole sub-paragraph, and Articles, 366, 821, 827, 830, 834, 835, 837, 838 and 839, of Law 10406/2002 (the Civil Code), as amended, and Articles 77 and 595 of Law 5869/1973, as amended (the Code of Civil Procedure in relation to the obligations assumed.

The Surety is given by Cemig irrevocably, and shall remain in effect until the full payment by the Issuer of all of its obligations stated in the Issue Deed.

Subscription Price: Subscription shall be at the respective Nominal Unit Value, plus the Remuneration applicable to the Series of the Issue, calculated “pro rata temporis”, from the Issue Date up to date of subscription and paying-in of the Debentures.

Procedure for Subscription and Paying-in:

The Debentures shall be paid-in at sight, for the applicable subscription price, in Brazilian currency, in accordance with the settlement rules and procedures applicable to CETIP.

Place of Payment:  The payments to which the Debentures are entitled shall be made by the Issuer on the respective due date, using, as the case may be:

(a)          the procedures adopted by Cetip, for the Debentures registered with CETIP;

(b)         the procedures adopted by BM&FBovespa, for the Debentures registered in the BM&FBovespa; and/or

(c)          the procedures adopted by the Bookkeeping Institution of the Debentures, for Debentures that are not linked to Cetip or to BM&FBovespa.

Extension of periods: The periods relating to payment of any obligation relative to the Debentures shall be considered extended to the next subsequent Business Day, if the maturity coincides with a date on which there is not a bank working day in the Location of Payment, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip or by BM&FBovespa, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday.

Arrears charges: Without prejudice to the early maturity of the Debentures, if the Issuer omits to make any payments of any amounts payable to the Debenture Holders on the dates on which they are due, such payments that are due and unpaid shall continue to be subject to any remuneration applying to them and shall, further, be subject to (a) a contractual arrears penalty payment, irreducible and of a non-compensatory nature, of 2% on the amount due and unpaid; and (b) non-compensatory arrears interest calculated at the rate of 1% per month on the amount due and unpaid.  The charges for arrears hereby established shall apply from the actual non-compliance with the respective obligation up to the date of its actual payment, independently of advice, notice or any such action in the courts or otherwise.

B)                       The Board authorized signature of the documents that are indispensable to the Issue, such as:

(a)                        The Contract for Management, Placement and Public Distribution, under the Regime of Best Placement Efforts, of Unsecured Debentures Not Convertible into Shares, in up to Three Series, of the Third Issue by Cemig Geração e Transmissão S.A., and

(b)                       The Private Instrument of Deed of the Third Issue of Unsecured Debentures Not Convertible into Shares, in up to Three Series, for public distribution, of Cemig Geração e Transmissão S.A., and subsequent amendments, and other such documents as have been duly analyzed by the legal department and do create any onus from the transaction.

C)                       The Board authorized the Executive Board to carry out all such other acts as are necessary to give full effect to the decisions here reported.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Paulo Márcio de Oliveira Monteiro,

Tarcísio Augusto Carneiro,

Bruno Magalhães Menicucci,

Cezar Manoel de Medeiros;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros